UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

HILLTOP HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

432748 10 1

(CUSIP Number)

Michael M. Boone

Haynes & Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 432748 10 1

1.	Names of Reporting Persons Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF,SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,421,642 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,421,642 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,421,642 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.7% (b)

14.	Type of Reporting Person (See Instructions) IN

(a)                          Mr. Ford and ARC Diamond, LP beneficially own 9,026,607 shares of common stock held by ARC Diamond, LP.  Mr. Ford and Hunter’s Glen/Ford, Ltd. beneficially own 391,549 shares of common stock held by Hunter’s Glen/Ford, Ltd.  Mr. Ford also owns 3,486 shares of common stock, aggregating to 9,421,642 shares of common stock beneficially owned by Mr. Ford.

(b)                         Based on information from Hilltop Holdings Inc. that a total of 56,448,098 shares of common stock were outstanding at March 31, 2008.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons ARC Diamond, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,026,607

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,026,607

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,026,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)                          Based on information from Hilltop Holdings Inc. that a total of 56,448,098 shares of common stock were outstanding at March 31, 2008.

CUSIP No. 432748 10 1

1.	Names of Reporting Persons Hunter’s Glen/Ford, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 391,549

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 391,549

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,549

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than one percent (a)

14.	Type of Reporting Person (See Instructions) PN

(a)                          Based on information from Hilltop Holdings Inc. that a total of 56,448,098 shares of common stock were outstanding at March 31, 2008

                This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006, Amendment No. 6 to Schedule 13D filed with the Commission on June 20, 2006, Amendment No. 7 to Schedule 13D filed with the Commission on October 17, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on February 1, 2007 and Amendment No. 9 to Schedule 13D filed with the Commission on April 18, 2007 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.01 par value per share, of Hilltop Holdings Inc. (formerly known as Affordable Residential Communities Inc.), a Maryland corporation (the “Issuer”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                Item 6 is hereby supplemented as follows:

On April 28, 2008, but effective as of January 1, 2008, the Issuer entered into a Management Services Agreement with Diamond A Administration Company LLC (“Diamond A”), an affiliate of Gerald J. Ford.  Pursuant to this Management Services Agreement, Diamond A will provide certain management services to the Issuer, including, among others, financial and acquisition evaluation.  These services are provided to the Issuer at a cost of $100,000 per month, plus reasonable out-of-pocket expenses.  This agreement will continue in effect until December 31, 2009;  provided, however, either party may terminate the agreement upon thirty days’ prior notice to the other.  The Issuer also agreed to indemnify and hold harmless Diamond A for its performance or provision of these services, except for gross negligence and willful misconduct.  Further, Diamond A’s maximum aggregate liability for damages under this agreement is limited to the amounts paid to Diamond A under this agreement during twelve months prior to that cause of action.  This summary description of the Management Services Agreement is not intended to be complete and is qualified in its entirety to the full text of that agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Item 7.            Material to Be Filed as Exhibits

                Item 7 is hereby supplemented as follows:

Exhibit Number	Description of Exhibit
99.3

Management Services Agreement, dated as of April 28, 2008, but effective as of January 1, 2008, by and between Hilltop Holdings Inc. and Diamond A Administration Company LLC (filed as Exhibit 10.17 to Hilltop Holdings Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2008 and incorporated herein by reference).

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 30, 2008

/s/ GERALD J. FORD
Gerald J. Ford

ARC DIAMOND, LP

	By:	ARC Diamond GP, Inc.,
its general partner

		By:	/s/ GERALD J. FORD
		Name:	Gerald J. Ford
		Title:	President

HUNTER’S GLEN/FORD, LTD.,

	By:	Ford Diamond Corporation,
its general partner

		By:	/s/ GERALD J. FORD
		Name:	Gerald J. Ford
		Title:	President

	By:	/s/ GERALD J. FORD
Gerald J. Ford,
its general partner